February 28, 2008

Mail-Stop 5546

Mr. Thomas J. Lynch
Chief Executive Officer
Tyco Electronics Ltd.
Second Floor
96 Pitts Bay Road
Pembroke HM 08
Bermuda

Re: Tyco Electronics Ltd.
        Form 10-K for Fiscal Year Ended September 28, 2007
        File No. 1-33260

Dear Mr. Lynch:

        We have limited our review of your above filings to disclosure relating to your
contacts with countries that have been identified as state sponsors of terrorism, and we
have the following comments. Our review with respect to this issue does not preclude
further review by the Assistant Director group with respect to other issues. At this
juncture, we are asking you to provide us with supplemental information, so that we
may better understand your disclosure. Please be as detailed as necessary in your
response. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

General

1. We note that publicly available information pertaining to the 4th International
   Exhibition of Energy, held in the Kish Trade Free Zone in Iran between
   November 13 and November 16, 2007, includes Tyco Electronics (Turkey) in a
   listing of exhibitors at ENEX 2006. We also note the disclosure in your Form 10-
   K for the fiscal year ended September 28, 2007, regarding your sales into the
   geographical region "Europe/Middle East/Africa." Your 10-K does not indicate
   specifically whether you sell to persons in Iran, Syria and Sudan, countries

identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with, Iran, Syria and Sudan. Your response should include descriptions of contacts through subsidiaries or distributors, or other indirect arrangements. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

2. Please discuss the materiality of any contacts described in response to the foregoing comment, with respect to contacts with each country, and aggregate contacts with the three countries. Discuss whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amount of any associated revenues, assets and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to certain terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. A number of other U.S. states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Iran. Several states and universities have adopted or are considering restrictive policies regarding investment in companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact William Friar (202) 551-3418 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

Facsimile: 609 902-8420 (Patricia Knese)
                  212 351-5226 (Steven Finley)

cc: Peggy Fisher, SEC